PROSPECTUS SUPPLEMENT NO. 5 Filed Pursuant to Rule 424(b)(3)

(to Prospectus dated November 21, 2023) Registration No. 333-268062

VINTAGE WINE ESTATES, INC.

27,633,275 Shares of Common Stock

__________________________________________

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated November 21, 2023 (as supplemented or amended from time to time, the “Prospectus”) with the information contained in our Current Report on Form 8-K filed with the SEC on May 8, 2024 (excluding the information which was furnished and not filed under Item 7.01 and the related Exhibit 99.1 under Item 9.01 of such report) (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees of up to 27,633,275 shares of our common stock, no par value per share (“common stock”).

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “VWE”. On May 8, 2024, the closing price of our common stock on Nasdaq was $0.36 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 3 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 8, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 06, 2024

Vintage Wine Estates, Inc.

(Exact name of Registrant as Specified in Its Charter)

Nevada	001-40016	87-1005902
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

205 Concourse Boulevard
Santa Rosa, California		95403
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (877) 289-9463

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, no par value per share	VWE	The Nasdaq Stock Market LLC
Warrants to purchase common stock	VWEWW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on February 28, 2024, Vintage Wine Estates, Inc., a Nevada corporation (the “Company”), its wholly owned subsidiary Vintage Wine Estates, Inc., a California corporation ("Borrower Agent"), certain other subsidiaries of the Borrower Agent (together with the Borrower Agent, collectively, the “Borrowers”), the lenders party thereto (the “Lenders”), and BMO Bank N.A., as administrative agent and collateral agent (the “Agent”), entered into a Forbearance Agreement (the “Original Forbearance Agreement”) with respect to the Second Amended and Restated Loan and Security Agreement, dated of December 13, 2022 (as amended from time to time, the “Loan Agreement”), by and among the Company, the Borrowers, the Lenders and the Agent. On April 2, 2024, the Original Forbearance Agreement was amended and restated pursuant to that certain Amended and Restated Forbearance Agreement (the “A&R Forbearance Agreement”).

On May 6, 2024, the Company, the Borrowers, the Consenting Lenders and the Agent entered into Amendment Number One to the A&R Forbearance Agreement (the “Amendment”). The Amendment, effective as of May 6, 2024, amends the A&R Forbearance Agreement, to, among other things, (a) extend the period during which the Agent and the Lenders have agreed to forbear from enforcing their respective rights and remedies in respect of certain events of default under the Loan Agreement, subject to the terms and conditions therein, to June 4, 2024 (the "Forbearance Period"), (b) extend the deadline by which the Borrowers shall make a $10 million mandatory prepayment of the term loan to June 17, 2024 and (c) amend the interest rate for swingline borrowings to be equal to one-month Adjusted Term SOFR plus 0.8% plus the Applicable Margin for Adjusted Base Rate Revolver Loans (each as defined in the Loan Agreement).

In connection with the Amendment, the Company and the Borrowers also agreed to pay certain fees to the Agent, including a one-time payment to the Agent for the benefit of the Consenting Lenders equal to 5 basis points on the Consenting Lenders' outstanding loans and commitments.

The foregoing description of the Amendment is only a summary and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 above is incorporated into this Item 2.03 by reference.

Item 7.01 Regulation FD Disclosure.

On May 8, 2024, the Company issued a press release announcing the Amendment. A copy of the press release is furnished as Exhibit 99.1 hereto.

The information set forth, or referred to, in this Item 7.01, including Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing by the Company under the Exchange Act or the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Amendment Number One to Amended and Restated Forbearance Agreement, dated May 6, 2024, by and among the Company, the Borrowers, the Agent and the Lenders party thereto
99.1	Press Release dated May 8, 2024
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vintage Wine Estates, Inc.

Date:	May 8, 2024	By:	/s/ Kristina Johnston
Chief Financial Officer

Exhibit 10.1

AMENDMENT Number one TO
amended and restated forbearance AGREEMENT

This AMENDMENT NUMBER ONE TO AMENDED AND RESTATED FORBEARANCE AGREEMENT (this “Amendment”) is dated as of May 6, 2024, and is entered into among VINTAGE WINE ESTATES, INC., a Nevada corporation ("Holdings"), VINTAGE WINE ESTATES, INC., a California corporation ("Borrower Agent"), each Subsidiary of Borrower Agent party to this Agreement (together with Borrower Agent, each a "Borrower" and, collectively, the "Borrowers"), the financial institutions party to this Amendment as lenders (the "Consenting Lenders"), and BMO BANK N.A., as successor in interest to Bank of the West (“BMO”), as administrative agent, documentation agent, syndication agent and collateral agent for the Lenders (in such capacity, together with its successors and permitted assigns in such capacity, “Agent”).

RECITALS

WHEREAS, Holdings, Borrowers, Lenders, and Agent are parties to that certain Forbearance Agreement, dated as of February 28, 2024 (the “Original Forbearance Agreement”), which was amended and restated pursuant to that certain Amended and Restated Forbearance Agreement, dated as of April 2, 2024 (the “A&R Forbearance Agreement”).

WHEREAS, the Original Forbearance Agreement was entered into as the result of Designated Defaults (as that term is defined in the Original Forbearance Agreement) that occurred under the Loan Agreement (as that term is defined in the Forbearance Agreement) and the A&R Forbearance Agreement was entered into, in part, as a result of the Additional Designated Defaults (as that term is defined in the A&R Forbearance Agreement). The Additional Designated Defaults are deemed included in the Designated Defaults.

WHEREAS, Obligors have requested that Agent and the Consenting Lenders (i) extend the Forbearance Period (as that term is defined in the A&R Forbearance Agreement), (ii) extend the due date for the $10,000,000 mandatory prepayment, (iii) extend the time periods for the delivery of the NewCo Model to the Agent and the Lenders, and (iv) extend the time period for Borrowers to make themselves available for a meeting with the Lenders.

WHEREAS, Agent and the Consenting Lenders have agreed to Obligors’ requests pursuant to the terms of this Amendment.

NOW, THEREFORE, the parties agree as follows:

1.
Definitions. All terms which are defined in the A&R Forbearance Agreement and the Loan Agreement, as applicable, shall have the same definition when used herein unless a different definition is ascribed to such term under this Amendment, in which case, the definition contained herein shall govern. The terms below shall be defined as follows:

“Amendment” shall have the meaning in the preamble to this Amendment Number One to Amended and Restated Forbearance Agreement.

“Amendment Number One Effective Date” means the date that this Amendment has been executed by Obligors.

2.
Amendments.
2.1
Section 3(a) of the A&R Forbearance Agreement is amended and replaced with the following:

(a) The "Forbearance Period" shall commence on the Forbearance Effective Date and shall terminate immediately and automatically upon the earliest to occur of: (i) June 4, 2024, at 11:59 p.m. Pacific time; (ii) the occurrence of any Event of Default under the Loan Agreement (other than the Designated Defaults); (iii) the failure of any Obligor to comply with any term, condition or covenant set forth in this Agreement; (iv) any Obligor repudiates or asserts a defense to any Obligations under the Loan Agreement or any other Loan Document or to any obligation or liability owing to the Agent or any Lender in respect thereof or with respect to this Agreement; or (v) any Obligor makes or pursues a claim against the Agent or any Lender.

2.2
Sections 7(d), (e) and (f) of the A&R Forbearance Agreement are amended and replaced with the following:

(d) On or before 11:59 p.m., Pacific time, on May 6, 2024, the Obligors shall deliver to Agent an updated proposal (prepared with the assistance of GLC Advisors & Co., LLC) regarding the Obligors’ go-forward business plan and corporate structure (the "NewCo Model").

(e) On or before 11:59 p.m., Pacific time, on May 13, 2024, the Obligors shall deliver the NewCo Model to the Lenders.

(f) Obligors agree to make themselves available for a Lender group meeting on or before May 14, 2024.

2.3
Section 3.1.1(a) of the Loan Agreement is amended and replaced with the following:

(a) The Obligations shall bear interest (i) if an Adjusted Base Rate Loan (other than a Swingline Loan), at the Adjusted Base Rate in effect from time to time, plus the Applicable Margin; (ii) if a SOFR Loan, at Adjusted Term SOFR for the applicable Interest Period plus the Applicable Margin; (iii) if a Swingline Loan, for each day outstanding at a daily rate equal to the Adjusted Term SOFR for a one-month period in effect on such date (or, if such date is not a Business Day, the immediately preceding Business Day), plus .8%, plus the Applicable Margin for Adjusted Base Rate Revolver Loans; and (iv) if any other Obligation (including, to the extent permitted by law, interest not paid when due), at the Adjusted Base Rate in effect from time to time, plus the Applicable Margin for Adjusted Base Rate Revolver Loans.

2.4
Section 4.1.4(a) of the Loan Agreement is amended and replaced with the following:

(a) Agent may, but shall not be obligated to, advance Swingline Loans to Borrowers, up to an aggregate outstanding amount of $20,000,000, unless the funding is specifically required to be made by all Lenders hereunder. Each Swingline Loan shall constitute a Revolver Loan for all purposes, except that payments thereon shall be made to Agent for its own account and shall accrue interest in accordance with Section 3.1.1(a). The obligation of Borrowers to repay Swingline Loans shall be evidenced by the records of Agent and need not be evidenced by any promissory note.

2.5
Section 5.4.1 of the Loan Agreement is amended and replaced with the following:

5.4.1 Notwithstanding anything herein to the contrary and in addition to the scheduled amortization payments of the Term Loans but less any mandatory prepayments made pursuant to Section 5.4.2 or Section 5.4.3 on or after the Amendment No. 4 Closing Date (but prior to such scheduled mandatory prepayments), Borrowers shall make the following mandatory prepayments of the Term Loans which shall be applied to the remaining installments of the Term Loans on a pro rata basis in inverse order of maturity: (i) $10,000,000 by no later than June 17, 2024, (ii) $20,000,000 (inclusive of amounts paid under clause (i) above) by no later than June 30, 2024, and (iii) $45,000,000 (inclusive of amounts paid under clauses (i) and (ii) above) by no later than December 31, 2024. For the avoidance of doubt, the amount of any mandatory prepayments made under Section 5.4.2 or 5.4.3 on or after the Amendment No. 4 Closing Date (but prior to such scheduled mandatory prepayments) shall reduce the amount of mandatory prepayments required to be made under this Section 5.4.1 on a dollar-for-dollar basis.

3.
Forbearance Fees. As consideration for the extension of the Forbearance as provided under this Amendment, the Obligors will pay fees (the "Third Forbearance Fees") to the Agent pursuant to that certain Forbearance Fee Letter Number Three, of even date herewith, between Borrower Agent and Agent (the " Forbearance Fee Letter Number Three") which shall include a one-time payment to the Agent for the benefit of the Consenting Lenders equal to 5 basis points on the Consenting Lenders' outstanding Loans and Commitments as of the date of this Amendment.
4.
Conditions Precedent to Effectiveness of Amendment.
4.1
This Amendment shall become effective only upon satisfaction in full of the following conditions precedent:
A.
Agent shall have received counterparts to this Amendment, duly executed by the Obligors, Agent and Consenting Lenders, as applicable.
B.
Agent shall have received the Third Forbearance Fees.

5.
Representations and Warranties. As of the Amendment Number One Effective Date, each of the Obligors hereby affirms to Agent and the Lenders:
5.1
All of each Obligors’ representations and warranties set forth in the A&R Forbearance Agreement are true and correct in all material respects (or all respects if already qualified by materiality) as of the date hereof (except for any representations and warranties that expressly relate to an earlier date).
5.2
Except for the Designated Defaults and the Additional Designated Defaults, no event has occurred and is continuing or would result from the consummation of the transactions contemplated hereby that would constitute a Default or an Event of Default.
6.
Reaffirmation of Agent’s Liens. Each Borrower hereby reaffirms the granting of, and, subject to Section 7(g) of the A&R Forbearance Agreement, represents and warrants to Agent that Agent has, a valid, enforceable and perfected lien on and security interest in all of the Collateral. The Collateral secures all of the presently existing and hereafter arising Obligations of Borrowers owing to Agent and Lenders.
7.
Reaffirmation of Loan Documents. Each Obligor hereby reaffirms each of the Loan Documents as to which it is a party, including the A&R Forbearance Agreement.
8.
Release by Obligors. Obligors, for themselves, and for their respective agents, servants, officers, directors, shareholders, members, employees, heirs, executors, administrators, agents, successors and assigns forever release and discharge Agent and Lenders and their agents, servants, employees, accountants, attorneys, shareholders, subsidiaries, officers, directors, heirs, executors, administrators, successors and assigns from any and all claims, demands, liabilities, accounts, obligations, costs, expenses, liens, actions, causes of action, rights to indemnity (legal or equitable), rights to subrogation, rights to contribution and remedies of any nature whatsoever, known or unknown, which Obligors have, now have, or have acquired, individually or jointly, at any time prior to the date of the execution of this Amendment, including specifically, but not exclusively, and without limiting the generality of the foregoing, any and all of the claims, damages, demands and causes of action, known or unknown, suspected or unsuspected by Obligors which:
A.
Arise out of the Loan Documents;
B.
Arise by reason of any matter or thing alleged or referred to in, directly or indirectly, or in any way connected with, the Loan Documents; or
C.
Arise out of or in any way are connected with any loss, damage, or injury, whatsoever, known or unknown, suspected or unsuspected, resulting from any act or omission by or on the part of Agent or any Lender or any party acting on behalf of Agent or any Lender committed or omitted prior to the date of this Amendment.
9.
Legal Advice Obtained. The advice of legal counsel has been obtained by each party prior to signing this Amendment and each party executes this Amendment voluntarily, with full knowledge of its significance.

10.
Counterparts. This Amendment may be executed in counterparts, all of which taken together shall constitute a single document.
11.
Neutral Construction. This Amendment is the product of negotiation among the parties hereto and represents the jointly conceived, bargained-for and agreed upon language mutually determined by the parties to express their intentions in entering into this Amendment. Any ambiguity or uncertainty in this Amendment shall be deemed to be caused by, or attributable to, all parties hereto collectively. In any action or proceeding to enforce or interpret this Amendment, the Agreement shall be construed in a neutral manner, and no term or condition of this Amendment, or the Agreement as a whole, shall be construed more or less favorably to any one party, or group of parties, to this Amendment. In the event any provision contained in this Amendment is determined to be unenforceable by a court competent jurisdiction, then that provision shall be deemed omitted from this Amendment and the remaining provisions of this Amendment shall continue to be in full force and effect.
12.
GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF CALIFORNIA. EACH PARTY HERETO HEREBY AGREES AS SET FORTH FURTHER IN SECTIONS 14.13, 14.14, and 14.15 OF THE CREDIT AGREEMENT AS IF SUCH SECTIONS WERE SET FORTH IN FULL HEREIN, Mutatis mutandis.

[Signatures are on the following pages]

IN WITNESS WHEREOF, this Amendment has been executed and delivered as of the date set forth above.

HOLDINGS:

VINTAGE WINE ESTATES, INC.,

a Nevada corporation

By: /s/ Kristina Johnston

Name: Kristina Johnston

Title: Chief Financial Officer

BORROWERS:

VINTAGE WINE ESTATES, INC.,

a California corporation

By: /s/ Kristina Johnston

Name: Kristina Johnston

Title: Chief Financial Officer

GROVE ACQUISITION, LLC,

a California limited liability company

By: /s/ Kristina Johnston

Name: Kristina Johnston

Title: Chief Financial Officer

GIRARD WINERY LLC,

a California limited liability company

By: /s/ Kristina Johnston

Name: Kristina Johnston

Title: Chief Financial Officer

Amendment Number One to Amended and Restated Forbearance Agreement

MILDARA BLASS INC.,

a California corporation

By: /s/ Kristina Johnston

Name: Kristina Johnston

Title: Chief Financial Officer

SPLINTER GROUP NAPA, LLC,

a California limited liability company

By: /s/ Patrick Roney

Name: Patrick Roney

Title: Manager

SABOTAGE WINE COMPANY, LLC,
a California limited liability company

By: /s/ Patrick Roney
Name: Patrick Roney
Title: Manager

VWE CAPTIVE, LLC,
a Nevada limited liability company

By: /s/ Kristina Johnston
Name: Kristina Johnston
Title: Manager

CALIFORNIA CIDER CO., INC.,

a California corporation

By: /s/ Kristina Johnston

Name: Kristina Johnston

Title: Vice President, Secretary and Treasurer

Amendment Number One to Amended and Restated Forbearance Agreement

THAMES AMERICA TRADING COMPANY LTD.,
a California corporation

By: /s/ Kristina Johnston
Name: Kristina Johnston

Title: Vice President, Secretary and Treasurer

VINESSE, LLC,
a California limited liability company

By: /s/ Kristina Johnston
Name: Kristina Johnston

Title: Vice President, Secretary and Treasurer

MEIER'S WINE CELLARS, INC.,
an Ohio corporation

By: /s/ Kristina Johnston
Name: Kristina Johnston

Title: Chief Financial Officer

MEIER'S WINE CELLARS ACQUISITION,
LLC,
a Delaware limited liability company

By: /s/ Kristina Johnston
Name: Kristina Johnston

Title: Secretary and Treasurer

Amendment Number One to Amended and Restated Forbearance Agreement

AGENT AND LENDERS:

BMO BANK N.A., as successor in interest to BANK OF THE WEST,

as Agent and Lender

By:

/s/ Ron Freed

Name: Ron Freed

Title: Director

Amendment Number One to Amended and Restated Forbearance Agreement

AgCountry Farm Credit Services, PCA,
as Lender

By: /s/ Lisa Caswell
Name: Lisa Caswell
Title: Vice President Capital Markets

Amendment Number One to Amended and Restated Forbearance Agreement

Greenstone Farm Credit Services, ACA,
as Lender

By: /s/ Jake Gorter
Name: Jake Gorter
Title: Capital Markets Portfolio Manager

Amendment Number One to Amended and Restated Forbearance Agreement

Greenstone Farm Credit Services, FLCA,
as Lender

By: /s/ Jake Gorter

Name: Jake Gorter
Title: Capital Markets Portfolio Manager

Amendment Number One to Amended and Restated Forbearance Agreement

RABO AGRIFINANCE LLC,
as Lender

By: /s/ Jeff Hanson
Name: Jeff Hanson
Its: VP-LFR

Amendment Number One to Amended and Restated Forbearance Agreement

Compeer Financial, PCA,
as Lender

By: /s/ Jeff Pavlik
Name: Jeff Pavlik
Title: Principal Credit Officer Risk

Amendment Number One to Amended and Restated Forbearance Agreement

FARM CREDIT MID-AMERICA, PCA,
as Lender

By: /s/ Tabatha Hamilton
Name: Tabatha Hamilton
Title: Vice President Capital Markets

Amendment Number One to Amended and Restated Forbearance Agreement

HTLF Bank,
as Lender

By: /s/ Travis Moncada
Name: Travis Moncada
Title: SVP/Director

Amendment Number One to Amended and Restated Forbearance Agreement

FARM CREDIT BANK OF TEXAS,
as Lender

By: /s/ Natalie Mueller
Name: Natalie Mueller
Title: Portfolio Manager

Amendment Number One to Amended and Restated Forbearance Agreement

COMERICA BANK,
as Lender

By: /s/ Barry Cohen
Name: Barry Cohen
Title: Senior Vice President

Amendment Number One to Amended and Restated Forbearance Agreement

EXHIBIT 99.1

PRESS RELEASE OF VINTAGE WINE ESTATES, INC. DATED MAY 8, 2024

News Release

205 Concourse Boulevard | Santa Rosa, CA 95403

For Immediate Release

Vintage Wine Announces Forbearance Agreement Extension with Lenders

SANTA ROSA, CA, May 8, 2024 – Vintage Wine Estates, Inc. (Nasdaq: VWE and VWEWW) (the “Company”) today announced that the Company and its lender group have amended the amended and restated forbearance agreement dated April 2, 2024 (as amended, the “amended forbearance agreement”) to extend the forbearance period to June 4, 2024. The lenders have also agreed to defer the $10 million principal payment previously due at May 15, 2024 to June 17, 2024.

Under the amendment to the amended and restated forbearance agreement, the lender group has agreed to not exercise any rights and remedies until June 4, 2024, so long as the Company complies with the terms of the amended forbearance agreement and otherwise remains in compliance with the Second Amended and Restated Loan and Security Agreement.

About Vintage Wine Estates, Inc.

Vintage Wine Estates brings to market a unique portfolio of cider and Super Premium+ wines at $15+ per bottle. The Company leverages brand-affiliated wine clubs, tasting rooms, and owned ecommerce sites in conjunction with deep wholesale relationships to offer consumers a holistic, omnichannel experience.

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Investor Contact: Deborah K. Pawlowski, Kei Advisors LLC dpawlowski@keiadvisors.com Phone: 716.843.3908